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August 30, 2005



Ms. Mellissa Duru
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Genesis Energy, L.P.
     Registration Statement on Form S-3 (File No. 333-126482)

Dear Ms. Duru:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we request acceleration of the effectiveness of the above-referenced Registration Statement at 4:00 p.m., Washington, D.C. time, on September 1, 2005, or as soon thereafter as possible.

We hereby acknowledge that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

     3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call J. Vincent Kendrick at (713) 220-5839.

Sincerely,

/s/ Ross A. Benavides

Ross A. Benavides
Chief Financial Officer
Genesis Energy, L.P.